Exhibit 99.1

Canopy Growth Receives New Health Canada Licence in Atlantic Canada That Will Boost Output, Create Jobs

New $40M production facility will increase Canopy Growth's cannabis output by more than 5,000kg annually, create more than 130 jobs in Fredericton, NB

SMITHS FALLS, ON and FREDERICTON, NB, March 25, 2019 /CNW/ - Canopy Growth Corporation (TSX: WEED), (NYSE: CGC) ("Canopy Growth" or the "Company") is pleased to announce that it has received a cultivation licence from Health Canada for its facility in Fredericton, New Brunswick. With this licensing, Canopy Growth predicts the facility will initially produce more than 5,000kg of cannabis annually, with first harvests expected to become available to the market within six months.

Canopy Growth Receives New Health Canada Licence in Atlantic Canada That Will Boost Output, Create Jobs (CNW Group/Canopy Growth Corporation)

Developed in collaboration with Canopy Rivers Inc. (TSXV: RIV) and operating under Canopy Growth's flagship Tweed brand, the facility will support the Company's global and local operations with high quality, large-scale cannabis production capabilities that will serve the needs of recreational and medical customers. To meet that demand, Canopy Growth expects to create more than 130 jobs at the Fredericton plant.

"New Brunswick has emerged as a leader in the legal cannabis sector and the province is an excellent place to do business," said Bruce Linton, co-CEO and Chairman, Canopy Growth. "We will leverage our existing operational expertise to ensure we support the needs of our customers while making a meaningful contribution to the local economy primarily through new job creation."

Canopy Growth expects to fill a wide variety of jobs at the facility, including lab supervisors, technologists, growers, post-harvest crews, quality assurance experts, as well as shipping and maintenance crews. Their combined efforts will position the facility as one of Atlantic Canada's leading growth operations, capable of supplying the market with a steady, reliable and high-quality stream of commercial cannabis products. With distribution and strong partnerships across each of Atlantic Canada's provinces, this facility further strengthens the Company's commitment to the region.

In the coming weeks, Canopy Growth looks forward to sharing details regarding local job fairs to fill these positions. Interested applicants are encouraged to monitor canopygrowth.com/careers and the Company's Twitter feed @CanopyGrowth for more information.

Here's to Future (Maritime) Growth.

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. Canopy Growth offers medically approved vaporizers through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in over a dozen countries across five continents.

The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its wholly owned subsidiary, Canopy Health Innovations ("Canopy Health"), has devoted millions of dollars toward cutting edge, commercializable research and IP development. Canopy Growth works with the Beckley Foundation and has launched Beckley Canopy Therapeutics to research and develop clinically validated cannabis-based medicines, with a strong focus on intellectual property protection. Canopy Growth acquired assets of leading hemp research company, ebbu, Inc. ("ebbu"). Intellectual Property ("IP") and R&D advancements achieved by ebbu's team apply directly to Canopy Growth's hemp and THC-rich cannabis genetic breeding program and its cannabis-infused beverage capabilities. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, Battelle, the world's largest nonprofit research and development organization, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. The Company operates Tweed retail stores in Newfoundland and Manitoba and has entered into supply agreements with every Canadian province and territory. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to future product format offerings. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: D'Arcy McDonell, Media Relations, darcy.mcdonell@canopygrowth.com, 613-697-6945; Investor Relations: Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 07:00e 25-MAR-19